Exhibit 21.1
Subsidiaries of the Company

State or Other Jurisdiction of
Name of Entity	Incorporation or Organization

Broadcom International Limited	Cayman Islands

Broadcom Singapore Pte Ltd.	Singapore

ServerWorks Corporation	Delaware

ServerWorks International Ltd.	Cayman Islands